Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated: September 29, 2003

Swisscom AG
(Translation of registrant’s name into English)

Alte Tiefenaustrasse 6
3050 Bern, Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Swisscom AG

Dated: September 29, 2003	by:	/s/ Stephan Wiederkehr
	Name:	Stephan Wiederkehr
	Title:	Senior Counsel
Head of Corporate & Financial Law

Press release

Swisscom extends collective employment agreement and social plan until the end of 2005

Swisscom has reached agreement with the unions on extension of the current collective employment agreement and social plan. Both will remain in force until the end of 2005. The attractive terms and conditions of employment will remain unchanged.

Swisscom put an offer to the unions in mid-May to extend the current collective employment agreement. The contracting partners have now agreed to extend the agreement with just a few amendments until the end of 2005. The minimum annual salary will now be CHF 45,500 (+ CHF 6,000). From the entry into force of the revised Compensation of Salary Regulation, but at the latest from 1 January 2005, maternity leave will now be 16 weeks even for employees in their first two years of service. In addition to other improvements and amendments (e.g. increased allowances for regular night-shift and Sunday work), all the remaining terms have been extended by two years. Some 16,500 people (around 14,000 full-time equivalent employees) are covered by the collective employment agreement.

Negotiations on a contract agreement with Swisscom subsidiary Cablex AG (around 560 full-time equivalent employees) are nearing completion. This is intended to take into account the special situation of the company operating in the field of network construction and maintenance.

Professional reorientation on full salary

As well as the collective employment agreement, Swisscom’s unique social plan has also been extended. Since 1998, Swisscom has invested around two billion francs in the social plan. Employees affected by job cuts are accompanied by the Swisscom subsidiary PersPec Personal Perspectives AG through a process of professional reorientation and receive their full Swisscom salary for a period of 12 to 18 months. Of the 1,900 or so people who have participated in the programme to date, around 90% have found new employment. Older employees who meet certain requirements are entitled to draw on the services of Worklink AG. The company offers temporary employment up to the age of 60, after which the employees take up early retirement. The social plan also incorporates the Co-Motion start-up programme, which shows interested parties possible ways of starting their own business. The programme has already helped 200 new starters since 1999.

The extension of the collective employment agreement and the social plan is still subject to approval from the contracting partners’ decision-making bodies and on the Swisscom side from the Board of Directors of Swisscom Ltd.

Berne, 29 September 2003

Swisscom Ltd	Phone	+41 (0)31 342 91 93	www.swisscom.com
Group Media Relations	Fax	+41 (0)31 342 06 70
CH-3050 Bern			media@swisscom.com